June 27, 2006

Mr. Stephen G. Rutledge
Chief Financial Officer
Alfa Corporation
2108 East South Boulevard
P.O. Box 11000
Montgomery, AL 36191-0001

Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
       Filed March 8, 2006
       File No. 000-11773

Dear Mr. Rutledge:

We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reserves for Property Casualty Losses and Loss Adjustment Expenses, page 19

1. We believe your disclosure regarding the estimation of the reserve for property
   casualty losses and loss adjustment expenses could be improved to better explain the
   judgments and uncertainties surrounding this estimate and the potential impact on
   your financial statements. We believe in order to meet the principal objectives of

MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in providing us your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

    a.   Please disclose by line of business or by tail the amount of the reserve for loss and loss adjustment expense for each year presented. Provide the amount of gross IBNR separate from the case reserve.

    b.   We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodology used by tail or by line of business in addition to your current disclosures. Please specifically discuss the different actuarial techniques that are used. In addition please disclose the following:

        1.   Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

        2.   Please describe the nature and frequency of your procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.

    c.   Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

    d.   It appears that you have significantly revised your estimate of loss reserves recorded in prior years. In Note 6. Policy liability and accruals, you disclose the specific policy year in which the change in estimate occurred. We believe that beneficial disclosure should also explain the actual factors or events that caused the changes. Please provide the following to explain the reasons for your change in estimates:

1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

e. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

2. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

f. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. We believe that disclosure that disaggregated inherently different lines or tails is more meaningful than aggregated reserve variability disclosure.

2. Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Assumed Reinsurance Loss Reserves

3. We note that a large amount of your claim reserves is from your assumed reinsurance operations. It would appear that you establish these reserves based upon information

received from the reinsurance pool and cedants. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please provide us, in disclosure-type format proposed disclosure for the critical accounting estimates section of MD&A related to this uncertainty. Also, please consider including the following:

    a.   Include in this discussion the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management's judgments and assumptions in establishing the assumed loss reserve.

    b.   The nature and extent of the information received from the pool and cedants related to policies, claims, unearned premiums and loss reserves;

    c.   The time lag from when claims are reported to the pool and cedant to when the pool and cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

    d.   How management uses the information received from the pool and cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

    e.   The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

    f.   What process management performs to determine the accuracy and completeness of the information received from the pool and cedants;

    g.   How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

    h.   Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the pool and cedants.

Assumed Premium Estimate

4. We note that you are involved in a pooling agreement with the Mutual Group. It would appear that this agreement would require you to make an estimate of assumed premiums. We believe your disclosure in Management's Discussion and Analysis could be improved to better explain the judgments and uncertainties surrounding your estimate of assumed premiums and the potential impact on your financial statements. Accordingly, please provide us, in disclosure-type format, the following information.

    a.   Tell us the assumed premium estimate, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.

        b. Discuss the key assumptions used to arrive at management's best estimate of the assumed premium estimate and what specific factors led management to believe this amount is the most realistic.

        c. Disclose if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

Results of Operations, page 22

5. When more than one reason is responsible for a fluctuation in a line item being discussed, you should quantify each of the factors causing the change. In this regard, you discuss a $76.3 million, or 14% increase in total premiums and policy charges from 2004 to 2005 yet your discussion of this increase only explains $42.6 million of the change. Please tell us, in disclosure-type format, the explanation for the change in these amounts. Include in your discussion the amount of the increase that is attributed to premium rate increases and the amount that is due to increases in policy counts. Discuss the factors involved in the determination of your percentage of the pooling premiums and how those factors affected your increase in premiums.

Liquidity and Capital Resources, page 34

6. We note that the Company has not included its policy liabilities and accrual in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. In addition, it appears that scheduled interest payments on long-term debt are also excluded from the contractual obligations table. Due to the significant nature of these liabilities to your business we believe the inclusion of your loss reserves and interest payments in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Please provide us, in disclosure-type format, a revised table of contractual obligations that includes these obligations.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant